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                                                    Filed by Exabyte Corporation
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                              And deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                                     Commission File No. 0-18033

                                            Subject Company: Exabyte Corporation


                               EXABYTE CORPORATION



                         **** FOR IMMEDIATE RELEASE ****
                         -------------------------------

              Contact: Annette Smith          Contact:  Taylor Allis
              Exabyte Corporation             Ecrix Corporation
              (303) 417-7695                  (303) 245-9626
              annettes@exabyte.com            tallis@ecrix.com


               EXABYTE AND ECRIX SIGN DEFINITIVE MERGER AGREEMENT


BOULDER, COLORADO, AUGUST 23, 2001--Exabyte Corporation (NASDAQ: EXBT), a performance leader in network storage, and Ecrix Corporation, a privately held provider of value leading tape solutions for midrange servers and high-end workstations, announced today the completion of a definitive agreement to combine the two companies. The merger is motivated by the complementary nature of Exabyte's high performance MammothTape(TM) and Ecrix's high value VXA(TM) drive technologies and numerous synergies to be realized from the combination of the two businesses.

Under the terms of the merger agreement, Exabyte will issue 10 million shares of common stock in exchange for all of the outstanding equity of Ecrix. Additionally, certain Ecrix investors and persons related to them will invest $9.4 million in new Exabyte Series H preferred stock at $1.00 per share at the time of closing. The preferred stock will be convertible into common stock on a share-for-share basis.

The transaction has been approved by both boards of directors and is subject only to the approval of both companies' shareholders and other closing conditions. The merger is expected to close by the end of 2001.

William L. Marriner, Chairman, President and Chief Executive Officer of Exabyte, stated, "I am extremely excited about the benefits to our two companies from this merger and the prospects for our combined enterprise. Ecrix's VXA tape drive technology has the price, capacity, performance and reliability to satisfy the very large installed base of DDS users that are searching for a migration path forward. Ecrix announced last week that Compaq has selected both the SCSI and IDE versions of VXA-1 for their commercial desktop and workstation product lines, with initial shipments anticipated to begin within 30 days. I expect this pivotal win to lead to other OEM opportunities as well as expansion of business through our reseller channels. Leveraging Exabyte's name recognition, sales channels, and sales and support infrastructure, we see an excellent opportunity to capture significant share in this market with VXA-1 and VXA-2, an 80 gigabyte drive which is expected to ship to OEMs in late fourth quarter of this year."

Mr. Marriner further commented, "Ecrix's balance sheet and the infusion of $9.4 million of new equity capital will significantly improve our cash position. We also expect to negotiate with our senior lender the restructuring of our revolving credit agreement at the

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time of closing. I am particularly pleased with the quality of our new investors. Meritage Private Equity Fund, Centennial Ventures, and Valley Ventures have considerable knowledge and impressive track records in the data storage area and I am looking forward to working closely with them."

"It will be a pleasure to be reunited with Juan Rodriguez, who will be joining the board of directors and serving as the company's chief technologist. Juan is one of the most successful entrepreneurs in the tape industry, having successfully co-founded StorageTek, Exabyte and Ecrix. This will be our third opportunity to work together and I know our individual strengths will complement each other nicely. Juan will play an instrumental role in working with me to keep Exabyte at the forefront of technology," said Mr. Marriner.

Mr. Rodriguez commented, "This merger represents an opportunity to further accelerate the acceptance of VXA technology by leveraging Exabyte's supply chain partnerships, distribution channels, and brand awareness. In my mind the primary benefit of this merger is how complementary our two companies are. We share some common partners with very little overlap in our combined product offerings. The result is we can leverage each other's strengths and benefit from a more efficient organization."

"Additionally, a great synergy is available when our drive technologies are merged", continued Mr. Rodriguez " the combination of VXA's packet technology and non-tracking format with Mammoth 2's high performance read and write technology enable a foundation for some very exciting products."

"I have nothing but fond memories of my earlier years with Exabyte" added Mr. Rodriguez "and I'm thrilled to participate in this next phase of the company and ensure it sustains the entrepreneurial spirit required to take advantage of a rapidly changing storage market."

Jack Tankersley and William Almon, Sr. will be joining Mr. Rodriguez on a newly constituted seven-member Exabyte board of directors at the time of closing. Mr Tankersley co-founded The Centennial Funds in 1981 and the Meritage Private Equity Fund in 1998. Mr. Almon spent 30 years with IBM, served as President of Conner Peripherals, founded StorMedia, Inc. and is currently Chairman of Ecrix's Executive Committee of the Board.

Upon closing of the merger later this year, the company will operate as Exabyte Corporation and will continue to utilize both the MammothTape and VXA brands. Additionally, the new equity investment will allow the company to capitalize on its strengths in tape automation and to further broaden its portfolio of tape libraries utilizing MammothTape(TM), VXA(TM), LTO(TM) Ultrium(TM), SDLT(TM) and Advanced Intelligent Tape(TM) drive technologies and media.

Mr. Marriner further stated, "We began early this year to assess strategic options to strengthen Exabyte's business and to seek value for our shareholders. After examining

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several possibilities with the help of our financial advisors, I am very pleased with this outcome. We are merging companies with complementary technologies, products and cultures. We provide each other with opportunities to capture new OEMs and new reseller partners, to share suppliers and leverage our purchasing power, and to reduce operating and facilities costs."

Broadview International LLC served as financial advisor to Exabyte and The Wallach Company, a Division of McDonald Investments Inc., provided the financial advisory services for Ecrix.

Exabyte has filed an 8-K Report with the Securities and Exchange Commission regarding the proposed merger with Ecrix Corporation. Additional information is available in the 8-K Report.

A conference call has been scheduled for 10:30 a.m. MDT (12:30 p.m. EDT) on Thursday, August 23rd to discuss the merger. The conference call will be available live via webcast on Exabyte's website at www.exabyte.com/company. The call will also be available via telephone at 1-800-540-0559 with the code "EXABYTE". Webcast replays of the conference call will be available for 90 days after completion of the call.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The foregoing includes forward-looking statements related to Exabyte's business prospects. Such statements are made subject to one or more risks. Words such as "believes," "anticipates," "expects," "intends," "plans," "positions" and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. The actual results that Exabyte achieves may differ materially from such forward-looking statements due to risks and uncertainties relating to the described transaction, including closing conditions, the need for stockholders approval, the ability of the combined company to achieve cost savings and operating efficiencies, costs incurred to complete the merger, and potential difficulties in integrating the two companies; successful conclusion of any anticipated OEM relationships; financing arrangements; product development and acceptance; market demand; management of business and product transitions and other risks that may be discussed in Exabyte's 2000 Form 10-K and Form 10-Q for the quarter ended June 30, 2001. Please refer to Exabyte's Form 8-K, Form 10-K and Forms 10-Q for a description of such risks.

ADDITIONAL INFORMATION

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Exabyte Corporation. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE JOINT PROXY AND REGISTRATION STATEMENT REGARDING THE TRANSACTIONS REFERRED TO IN THIS PRESS RELEASE WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. A free copy of this document (when available) and other documents filed

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by Exabyte will be available at the SEC's website at www.sec.gov. or at
Exabyte's website at www.Exabyte.com/company/investors/sec.

ABOUT EXABYTE CORPORATION

Exabyte Corporation is a leading supplier of tape storage devices and network storage solutions for the data intensive application and database server markets. Exabyte engineers, manufactures and markets MammothTape(TM) technology tape drives, premier storage media and libraries for MammothTape, DLTtape(TM), LTO(TM) Ultrium(TM) and Advanced Intelligent Tape(TM) (AIT) technologies. Exabyte's products are available exclusively through an extensive network of OEM, distributor and reseller business partners worldwide, all backed by the company's award-winning service and support.

For additional information about Exabyte and for sales information, call 1-800-EXABYTE. For support and customer service, call 1-800-445-7736. Please call (+65)-271-6331 for Asia/Pacific and (+31)-30-2548800 for European inquiries. To obtain investor information, download information from the investor relations room on the company's website. For investor-related questions, please e-mail investor@exabyte.com. Visit Exabyte on the Web at www.exabyte.com .

ABOUT ECRIX CORPORATION

Founded in 1996, privately held Ecrix Corp. (e' kree) is headquartered in Boulder, Colorado. A tape storAge innovator, the company's VXA(TM) tape products deliver market-leading value and enterprise-quality reliability. Ecrix is quality certified according to ISO 9001:2000 and markets its products worldwide through OEM, VAR, e-tailer channels and direct over the company's website. Ecrix's VXA products are sold on Compaq commercial desktops and workstations, Fujitsu's GP-S Family and PRIMEPOWER servers, over the Apple Web store and on the Intel Business Advantage Portal. For more information about the company and its products, visit www.ecrix.com or telephone 1-800-VXA-TAPE (1-800-892-8273) or (303) 402-9262.

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EDITOR'S NOTES: Exabyte is a registered trademark, and M2 and MammothTape are trademarks of Exabyte Corp. LTO and Ultrium are US trademarks of HP, IBM and Seagate. DLTtape is a trademark of Quantum Corp. Advanced Intelligent Tape(TM)is a trademark of Sony Corp. All other trademarks are the property of their respective owners.

VXA and VXAtape are registered trademarks of Ecrix Corp. All other trademarks, trade names, registered trademarks, or registered trade names are property of their respective holders. Compaq is a trademark of Compaq Information Technologies Group, L.P.